FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2011

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 1 July, 2011

EXHIBIT INDEX

EXHIBIT NUMBER                   EXHIBIT DESCRIPTION
99                                                  Notice to London Stock Exchange dated 1 July, 2011

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 16 June 2011 entitled 'Director/PDMR Shareholding'
Exhibit 2:	Stock Exchange announcement dated 30 June 2011 entitled 'Director/PDMR Shareholding'

Exhibit 1:

16 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 16 June 2011 that on 15 June 2011 dividend equivalents earned on the Unilever Global Share Incentive Plan 2007, the Unilever Management Co Investment Plan, the Unilever North America 2002 Omnibus Equity Compensation Plan (GSIP), the Unilever Before-Tax Share Bonus Program, the Unilever Share Matching Scheme, and the Dividend Re-Investment Plan shares were reinvested as additional shares based on the London Stock Exchange closing price of £19.36 or the New York Stock Exchange closing price of US$31.26 (as appropriate) on 15 June 2011.

Unilever Global Share Incentive Plan 2007 (GSIP)

 Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 414 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 342 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 744 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 358 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 351 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,068 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 316 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 358 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 238 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

 Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 97 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 59 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 71 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 116 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 59 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 82 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 93 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Mr M B Polk (PDMR) - 126 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Unilever North America 2002 Omnibus Equity Compensation Plan (GSIP)

 Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan (GSIP) conditional target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan (GSIP) conditional shares, which will be subject to the same performance conditions as the underlying North America 2002 Omnibus Equity Compensation Plan (GSIP) target shares. The dividend equivalents reinvested were as follows:

Mr M B Polk (PDMR) - 934 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

Unilever Before-Tax Share Bonus Program

 Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr M B Polk (PDMR)

- Plan Year 2004: 13 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

- Plan Year 2005: 31 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

- Plan Year 2006: 18 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Unilever Share Matching Scheme

 Dividend equivalents were earned on shares purchased as part of the individuals' annual bonuses awarded in 2009 pursuant to the Unilever Share Matching Scheme. The dividend equivalents reinvested were as follows:

Mr D Lewis (PDMR)

- Plan Year 2009: 11 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR)

- Plan Year 2009: 25 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR)

- Plan Year 2009: 27 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Reinvestment of dividend on purchased shares

 Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Lewis (PDMR) - 263 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 159 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 461 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Dividend Re-Investment Plan

 Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Lewis (PDMR) - 17 Ordinary 3 1/9 pence shares

Total DRIP holding following this notification is 1,688

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

16 June 2011

Exhibit 2:

30 June 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 30 June 2011 that on 30 June 2011 the following transactions took place:

 The following received grant of options over Unilever PLC Ordinary 3 1/9 pence shares pursuant to the Unilever PLC 2005 ShareSave Planat an option price of £19.71. The period during which these options are exercisable is 5 years.

Mr D Lewis (PDMR) - 782 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 782 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 782 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

30 June 2011

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.